April 2, 2026

Manavdeep Mukhija
Chief Executive Officer
Eagle Nuclear Energy Corp.
5470 Kietzke Lane, Suite 300
Reno, NV 89511

       Re: Eagle Nuclear Energy Corp.
           Registration Statement on Form S-1
           Filed March 19, 2026
           File No. 333-294464
Dear Manavdeep Mukhija:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Peter Strand